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                               May 20, 2021

       Richard Ackerman
       Chief Executive Officer
       Big Rock Partners Acquisition Corp.
       2645 N. Federal Highway, Suite 230
       Delray Beach, FL 33483

                                                        Re: Big Rock Partners
Acquisition Corp.
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed May 20, 2021
                                                            File No. 333-252479

       Dear Mr. Ackerman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 19, 2021 letter.

       Amendment No. 4 to Registration Statement on Form S-4

       Cover page

   1. We refer to prior comment 1. Please revise the cover page to explain what steps you and the parties would take
in the event of a delisting prior to the meeting and/or closing of the merger. Explain how
investors would be informed.
       Proposal No. 7 - The Adjournment Proposal, page 170

   2. With reference to your disclosure on page F-36, we note that your amended charter requires that you
consummate a Business Combination by May 24, 2021. Accordingly,
                                                        please revise Proposal
No. 7 to limit the duration of the adjournment so that it does not extend beyond May 24,
2021 or advise.
 Richard Ackerman
Big Rock Partners Acquisition Corp.
May 20, 2021
Page 2
General

3. We refer to prior comment 12. As stated during our telephone conversation with your counsel earlier today, we have concerns with respect to the manner and timing by which you plan to disseminate the joint proxy/prospectus in relation to the BRPA shareholder meeting and closing of the merger, which are both scheduled for Monday, May 24, 2021.
      Accordingly, we make no representation as to the sufficiency of the time that you plan to provide the BRPA shareholders: (i) to make an informed voting decision on the proposals;
      and (ii) to make an informed investment decision with respect to conversion of their shares. In addition, we make no representation as to whether the manner or timing of the delivery to the NeuroRx holders satisfies the delivery requirements under the Securities
      Act.
       You may contact Tracie Mariner at (202) 551-3744 or Al Pavot at (202) 551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at (202) 551-4224 or Joe McCann at (202) 551-6262 with any other questions.



                                                          Sincerely,
FirstName LastNameRichard Ackerman
                                                          Division of
Corporation Finance
Comapany NameBig Rock Partners Acquisition Corp.
                                                          Office of Life
Sciences
May 20, 2021 Page 2
cc:       Jeffrey M. Gallant, Esq.
FirstName LastName